                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
-----------------------------------------------------
In the Matter of
                                                       CERTIFICATE
Xcel Energy Inc.
                                                            OF
File No. 70-9635
                                                       NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by order dated March 7, 2002 (HCAR No. 27494) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2002 through June 30, 2002 (the "Second Quarter").



a.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
         FUCOS:
         Average consolidated retained earnings:        $ 2,521.0 million
         Aggregate investment in all EWGs and FUCOs*:   $ 2,106.5 million

         * The balance includes $1,932.6 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.'s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including interest) made during the first six months of 2002. The NRG Energy, Inc. investment does not include a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement.

b.)      FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH
         EWG:
         (in millions)

         Investment in EWGs:
             NRG Energy, Inc.*                               $  1,932.6
             Independent Power International                        5.7
             Xcel Energy Argentina Inc.                           123.8
             Denver City Energy Associates, L.P.                    7.5
                                                             ----------
                                                                2,069.6
                                                                   36.9
         Investment in FUCOs                                 ----------
                                                             $  2,106.5
                                                             ==========


         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

c.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO AS OF JUNE 30, 2002:

         Debt as a percentage of capitalization                            67%
         (including approximately $2,512.4 million of short-term debt)

         Common stock equity as a percentage of capitalization*            31%

         Preferred equity as a percentage of capitalization                 2%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and $78 million of minority interest.

d.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF JUNE 30, 2002:

         Market-to-book ratio at June 30, 2002                           0.90

e.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE SECOND QUARTER:

         During the second quarter of 2002, Xcel Energy acquired all of the 26 percent of NRG shares not then owned by Xcel Energy through a tender offer and merger involving a tax-free exchange of 0.50 shares of Xcel Energy common stock for each outstanding share of NRG common stock. The NRG board of directors, on the recommendation of its Special Committee, recommended that NRG's stockholders tender their shares in the offer. SEC approval of the transaction was obtained on May 29, 2002. The transaction was effected on June 3, 2002.

         The exchange of NRG common shares for Xcel common shares was accounted for as a purchase. The 25,764,852 shares of Xcel stock issued were valued at $25.14 per share, based on the average market price of Xcel Energy shares for 3 days before and after April 4, 2002, when the revised terms of the exchange were announced and recommended by the independent members of the NRG Board. Including other costs of acquisition, this resulted in a total purchase price to acquire NRG's shares of approximately $650 million as of June 30, 2002. Due to the acquisition occurring near quarter-end, some additional acquisition costs are expected to be recorded in the third quarter of 2002.

         From January 2002 through June 30, 2002, Xcel Energy has provided NRG with cash equity infusions of $502.9 million (including interest). In May 2002, Xcel Energy and NRG entered into a Support and Capital Subscription Agreement pursuant to which Xcel Energy agreed under certain circumstances to provide up to $300 million to NRG. Xcel Energy has not, to date, provided funds to NRG under this agreement. Under limitations imposed by the Public Utility Holding Company Act of 1935, Xcel Energy could invest an additional $415 million into NRG at June 30, 2002. Xcel Energy currently does not intend to make any additional investments in NRG except possibly upon a restructuring of the debt of NRG.

         Also during the second quarter of 2002, Xcel Energy contributed an additional $8.5 million to Xcel Energy Argentina Inc. to provide financing for general corporate purposes.

f.) GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)
         Retained earnings growth from EWG projects                                 $         47.0
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments)                                                  (146.0)
                                                                                    --------------
         Total decrease in consolidated retained earnings for the year
              ended June 30, 2002                                                   $        (99.0)
                                                                                    ==============

g.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH JUNE 30, 2002:

                                                      Revenue            Net income
                                                      -------            ----------
         (in millions)
         NRG Energy, Inc.                            $  701.6            $     45.4
         Independent Power International                    -                     -
         Xcel Energy Argentina Inc.                      12.6                  (0.5)
         Denver City Energy Associates, L.P.             26.8                   2.1

h.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. Xcel Energy's tender offer for the outstanding common stock of NRG Energy, Inc. expired on May 31, 2002. As a result of the tender offer, a total of 22,745,684 shares of Xcel Energy were given for the 45,491,367 (including shares subject to guaranteed delivery) NRG Energy, Inc. shares that were tendered. An additional 3,019,168 shares of Xcel Energy were given for the 6,038,336 shares of NRG Energy, Inc. that were exchanged in the short-form merger. The Xcel Energy shares were issued at $25.14 per share. The effective date for the issuance of the shares was June 3, 2002 and Xcel Energy stock closed at $21.20 per share on that date.

i.) The total number of shares of Common Stock issued during the Second Quarter under Xcel Energy's dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.
         Xcel Energy issued 860,248 shares under its dividend reinvestment plan and 125,945 shares under its system employee benefit and executive compensation plans.

j.) The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued during the Second Quarter, and the amount, term and purpose of the guarantee.

         1.   The following guarantees were issued/revised during the Second
              Quarter:





Guarantor                   Beneficiary                 Amount         Matures          Purpose
--------------------------- --------------------- -------------------- ---------------- --------------------------------

Xcel Energy                 e prime, Inc.            $ 5,000,000      Continuing       Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 6,000,000      03/31/03         Gas Trading
Xcel Energy                 e prime, Inc.            $12,000,000      Continuing       Gas Trading/Financial
                                                                                       Gas Transport/Gas
Xcel Energy                 e prime, Inc.            $ 5,000,000      04/30/03         Trading
Xcel Energy                 e prime, Inc.            $ 1,000,000      Continuing       Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 5,000,000      04/31/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $14,000,000      Continuing       Financial
Xcel Energy                 e prime, Inc.            $   500,000      03/31/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 1,000,000      Continuing       Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 2,500,000      03/31/03         Gas Trading
Xcel Energy                 e prime, Inc.            $ 5,000,000      04/30/04         Gas Trading
Xcel Energy                 e prime, Inc.            $   600,000      Continuing       Gas Trading/Transport
Xcel Energy                 e prime, Inc.            $ 2,000,000      06/23/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 3,000,000      01/31/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 2,000,000      07/05/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 5,000,000      Continuing       Financial
Xcel Energy                 e prime, Inc.            $ 3,000,000      07/31/03         Financial
Xcel Energy                 e prime, Inc.            $   420,000      05/31/04         Gas Transport/Financial
Xcel Energy                 e prime, Inc.            $   165,000      08/15/03         Gas Trading
Xcel Energy                 e prime, Inc.            $ 1,000,000      Continuing       Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 5,000,000      Continuing       Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $ 1,000,000      06/30/03         Gas Trading/Financial
Xcel Energy                 e prime, Inc.            $   205,000      05/31/04         Gas Trading/Financial
                            Energy Masters                                             Energy Conservation
Xcel Energy                 International, Inc.      $ 9,221,369      06/1/21          Project
                            e prime Energy                                             Electric & Gas
Xcel Energy                 Marketing, Inc.          $ 3,000,000      05/1/03          Trading/Financial

Guarantor                   Beneficiary                 Amount         Matures          Purpose
--------------------------- --------------------- -------------------- ---------------- --------------------------------
                            e prime Energy                                              Financial/Electric & Gas
Xcel Energy                 Marketing, Inc.         $    2,000,000     05/1/03          Agreements
Xcel Energy                 XERS Inc.               $      400,000     Continuing       Financial
Xcel Energy                 NRG Energy, Inc.        $   21,500,000     07/31/03         Electric Power
                            NRG Power                                                   Physical Purchase of
NRG Energy, Inc.            Marketing, Inc.         $    2,000,000     04/01/03         Coal/Financial
                            NRG Power                                                   Physical Purchase of
NRG Energy, Inc.            Marketing, Inc.         $    2,000,000     04/30/03         Emissions Allowances
                            NRG Power
NRG Energy, Inc.            Marketing, Inc.         $      500,000     04/30/03         Transportation of Gas
                            NRG Power
NRG Energy, Inc.            Marketing, Inc.         $   12,000,000     04/30/03         Transmission
                            NRG Power
NRG Energy, Inc.            Marketing, Inc.         $    5,000,000     07/31/03         Transmission
                            NRG Power
NRG Energy, Inc.            Marketing, Inc.         $      100,000     04/30/03         Transmission
                            NRG Power                                                   Electric Power
NRG Energy, Inc.            Marketing, Inc.         $    1,000,000     05/31/03         Agreements
                            NRG Power                                                   Electric Power
NRG Energy, Inc.            Marketing, Inc.         $    1,000,000     05/31/03         Agreements
                            NRG Power                                                   Electric Power
NRG Energy, Inc.            Marketing, Inc.         $    5,000,000     05/31/03         Agreements
                            NRG Power
NRG Energy, Inc.            Marketing, Inc.         $    1,000,000     05/31/03         Gas Agreements
                            NRG Power                                                   Electric Power
NRG Energy, Inc.            Marketing, Inc.         $   15,000,000     05/24/03         Agreements/Derivatives
                            NRG Peaker
NRG Energy, Inc.            Finance Company         $   32,500,000     06/10/19         Debt Service
NRG Northeast
Generating LLC              NRG Power
("NRG NE")                  Marketing, Inc.         $    2,000,000     06/30/03         Gas Agreements
                            NRG Power
NRG NE                      Marketing, Inc.         $      500,000     06/30/03         Gas Agreements
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    1,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    4,000,000     07/31/03         Agreements
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    5,000,000     07/31/03         Agreements/Derivatives
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    3,000,000     07/31/03         Agreements
                            NRG Power
NRG NE                      Marketing, Inc.         $    1,000,000     05/31/03         Transportation of Gas

Guarantor                   Beneficiary                 Amount         Matures          Purpose
--------------------------  ---------------------  ------------------ ---------------- --------------------------------
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    2,000,000     05/31/03         Agreements
                            NRG Power                                                   Term Agreement for the
NRG NE                      Marketing, Inc.         $    5,000,000     12/31/02         Supply of Coal
                            NRG Power                                                   Wholesale Power
NRG NE                      Marketing, Inc.         $    7,000,000     02/01/03         Products/Derivatives
                            NRG Power                                                   Electric and Gas
NRG NE                      Marketing, Inc.         $   12,000,000     04/30/03         Agreements
                            NRG Power                                                   Wholesale Power
NRG NE                      Marketing, Inc.         $   10,000,000     04/30/03         Products/Derivatives
                            NRG Power
NRG NE                      Marketing, Inc.         $    2,000,000     03/31/03         Purchase and Sale of Oil
                            NRG Power                                                   Electric Power
NRG NE                      Marketing, Inc.         $    7,000,000     03/31/03         Agreements/Derivatives
                            NRG Power                                                   Physical Purchase Oil
NRG NE                      Marketing, Inc.         $    5,000,000     03/31/03         Products/Derivatives
                            NRG Power                                                   Physical Purchase Oil
NRG NE                      Marketing, Inc.         $      100,000     03/31/03         and Gas Products
NRG South
Central Generating          NRG Power                                                   Electric Power
LLC ("NRG SC")              Marketing, Inc.         $    2,500,000     04/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $    2,000,000     04/30/03         Agreements
                                                                                        Physical Purchase of
                            NRG Power                                                   Wholesale Power
NRG SC                      Marketing, Inc.         $    3,000,000     02/19/03         Products
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $    1,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $      300,000     07/31/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $    2,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric and Gas
NRG SC                      Marketing, Inc.         $    2,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $    1,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $    1,000,000     06/30/03         Agreements
                            NRG Power                                                   Electric Power
NRG SC                      Marketing, Inc.         $      250,000     06/30/03         Agreements

     In addition, $160,500,00 of outstanding NRG guarantees were assigned to Xcel Energy on June 17, 2002. These guarantees have been reported on prior Rule 24 filings.

         2. The following guarantees had revised maturity dates during the Second Quarter:

                                        Original          Revised
Guarantor             Beneficiary       Maturity Date     Maturity Date       Amount            Purpose
--------------------- ----------------- ----------------- ------------------- ----------------- -------------------------
Xcel Energy           e prime, Inc.     05/31/02          05/31/04            $    1,500,000    Gas Transport
                                                                                                Gas Trading/
Xcel Energy           e prime, Inc.     08/17/02          08/17/03            $    5,000,000    Financial
                                                                                                Gas & Power
Xcel Energy           e prime, Inc.     05/16/02          05/16/03            $    2,000,000    Trading/Financial
                                                                                                Gas Trading/
Xcel Energy           e prime, Inc.     05/17/02          05/17/03            $    5,000,000    Financial


         3. The following letters of credit were issued/renewed during the Second Quarter:

                                                                           Issued/
Issuing Entity               Beneficiary                                   Renewed          Amount              Expiration Date
---------------------------- --------------------------------------------- ---------------- ------------------- -------------------
Nuclear Management
Company, LLC                 Liberty Mutual Insurance Company              Issued           $   100,000         10/31/02
Nuclear Management
Company, LLC                 Liberty Mutual Insurance Company              Issued           $   100,000         10/31/02
Seren Innovations, Inc.      Contra Costa County                           Issued           $    50,000         04/23/03
NRG Energy, Inc.             National Australia Bank                       Issued           $ 7,119,900         06/30/03
NRG Energy, Inc.             ISO New England NEPOOL                        Issued           $ 7,600,000         12/31/02
NRG Energy, Inc.             General Electric Credit Corp                  Renewed          $ 4,800,000         07/15/03
NRG Energy, Inc.             Consumer Energy Company                       Issued           $   250,000         07/15/02
NRG Energy, Inc.             NYISO                                         Renewed          $ 3,000,000         05/17/03
NRG Energy, Inc.             BP Canada Marketing Corp                      Renewed          $10,000,000         04/09/03
NRG Energy, Inc.             Yankee Gas Services Company                   Renewed          $10,000,000         04/05/03
NRG Energy, Inc.             National Australia Bank                       Renewed          $ 4,219,200         03/31/03
NRG Energy, Inc.             Commonwealth Edison                           Renewed          $ 5,500,000         03/15/03
NRG Energy, Inc.             Automated Power Exchange Inc                  Renewed          $ 1,000,000         05/30/03

         4. Xcel Energy guaranteed an additional $3,404,511 of surety bonds in the Second Quarter. Such guarantees are exempt under Rule 45
         (b)(6).

k.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE SECOND QUARTER.
         Xcel Energy borrows and repays short-term debt on an on-going basis. As of June 30, 2002, Xcel Energy had $506,245,000 in short-term debt outstanding at an average cost of 2.54%.

l.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of June 30, 2002, Cheyenne had $21,435,000 in short-term debt outstanding at an average cost of 2.63%.

         On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of June 30, 2002, Black Mountain Gas Company had $3,307,967 in short-term debt outstanding at an average cost of 2.63%.

m.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE SECOND QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of June 30, 2002, the following such inter-company notes were outstanding with an average interest rate of 2.63%:

                                                                                                        Amount
    Lender                                Borrower                                                    Outstanding
    ------------------------------------- ------------------------------------------------------ ----------------------
    Xcel Energy                           Xcel Energy WYCO Inc.                                  $    2,424,000
    Xcel Energy                           Xcel Energy Services Inc.                              $   41,360,000
    Xcel Energy                           Xcel Energy International Inc.                         $   39,650,000
    Xcel Energy International Inc.        Xcel Energy Argentina Inc.                             $   32,427,194
    NCE Communications, Inc.              Xcel Energy Communications Group, Inc.                 $    3,150,000
    Xcel Energy                           Xcel Energy Retail Holdings, Inc. ("Xcel Retail")      $    9,268,000
    Xcel Retail                           e prime Energy Marketing, Inc.                         $    2,350,000
    Xcel Retail                           Xcel Energy Cadence                                    $      854,500
    Xcel Retail                           The Planergy Group                                     $   15,246,785
    XERS Inc.                             Xcel Retail                                            $    2,695,000
    Xcel Energy Centrus                   Xcel Retail                                            $      487,500
    Utility Engineering                   Xcel Energy Wholesale Group, Inc.                      $   58,500,000
    Quixx Corporation                     Utility Engineering                                    $   48,550,000
    Xcel Energy                           Xcel Energy Wholesale Group, Inc.                      $   90,045,000
    Utility Engineering                   Applied Power Associates, Inc.                         $      175,000
    Utility Engineering                   Proto-Power Corporation                                $    2,150,000
    Utility Engineering                   Universal Utility Services                             $    1,500,000
    Utility Engineering                   Precision Resource Company                             $      775,000
    Viking Gas Transmission
    Company                               Xcel Energy Markets Holdings, Inc.                     $    6,650,000
    Texas-Ohio Pipeline, Inc.             Xcel Energy Ventures Inc.                              $      152,000
    Reddy Kilowatt                        Xcel Retail                                            $      900,000
    Xcel Energy Retail Propane            Xcel Retail                                            $    6,041,000
    Xcel Energy Markets Holdings, Inc.    e prime, Inc.                                          $    2,387,000

n.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE SECOND QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         Utility Subsidiaries Short-term Debt
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of June 30, 2002, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                           Amount          Avg. Rate
              ---------------------------------------------------------- ------------------ ---------------
              Public Service Company of Colorado (PSCo)                  $547,580,000           2.47%
              Southwestern Public Service Company (SPS)                  $ 15,000,000           2.10%
              Northern States Power-Minnesota (NSP-MN)                   $419,000,000           2.05%
              Northern States Power-Wisconsin                            $          0              -


         Utility Subsidiaries Letters of Credit Issued/Renewed

                                                                        Issued/                          Expiration
   Issuing Entity          Beneficiary                                  Renewed       Amount             Date
   ----------------------- -------------------------------------------- ------------- ------------------ --------------
   SPS                     Southwest Power Pool                         Renewed       $  2,146,939       07/01/03
   SPS                     Southwest Power Pool                         Renewed       $  2,091,304       06/01/03

         PSCo
         As of June 30, 2002, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $11,685,000 at an average rate of 2.57%.

         On June 28, 2002, PSCo renewed its credit agreement with several banks until June 27, 2003. With this renewal, the size of the credit agreement was reduced from $600 million to $530 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 1.00%. The credit agreement is used as a backup line of credit to support PSCo's commercial paper program that is used for general corporate purposes.

         Northern States Power-Minnesota (NSP-MN)
         As of June 30, 2002, Northern States Power-Minnesota (NSP-MN) had short-term borrowings outstanding from its subsidiary First Midwest Auto Park of $75,000 at an average rate of 2.15% and from its subsidiary United Power & Land of $1,565,000 at an average rate of 2.15%.

o.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE SECOND QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         1. On March 8, 2002, NRG Energy, Inc was issued a line of credit from various banks in the amount of $1,000,000,000 which terminates on March 7, 2003. The average rate on June 30, 2002 was 3.375%. There was $1,000,000,000 outstanding on June 30, 2002.
         2. On June 18, 2002, NRG Peaker Finance Company LLC issued $325 million in Series A Floating Rate Senior Secured Bonds with a maturity of 2019. The proceeds from the bonds were used to fund the operation of five peaker facilities. The coupon is paid quarterly starting September 10, 2002 and the rate is USD-LIBOR-BBA plus 1.07%.

p.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE SECOND QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
         NRG Energy, Inc. entered into the following interest rate hedges:

                                                        Effective      Expiration
          Notional Amount             Swap Rate            Date           Date              Counterparty
      ------------------------- ---------------------- ------------- --------------- ----------------------------
            $244,912,001                8.70%            03/15/02       03/15/05     Bank of America

q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE SECOND QUARTER.
         A new intermediate subsidiary, Xcel Energy Transco Inc., was incorporated on June 3, 2002. Xcel Energy Ventures, Inc. is the parent company of this new intermediate subsidiary. No investment has been made to Xcel Energy Transco Inc.

r.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE SECOND QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE SECOND QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE SECOND QUARTER.
         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of June 30, 2002 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for June 30, 2002. The file numbers are as follows:

                  Xcel Energy                                                 1-3034
                  Public Service Company of  Colorado                         1-3280
                  Southwestern Public Service Company                         1-3789
                  Northern States Power Company (Minnesota)                   000-31709
                  Northern States Power Company (Wisconsin)                   10-3140
                  NRG Energy, Inc.                                            001-15981
                  NRG Northeast Generating LLC                                333-42638
                  NRG South Central Generating LLC                            333-48900

         The following balance sheets as of June 30, 2002 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.

         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Viking Gas Transmission Company
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Reddy Kilowatt
         Exhibit 25        Xcel Energy Retail Propane
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        Seren Innovations, Inc.
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        XERS Inc.
         Exhibit 30        Xcel Energy Argentina Inc.
         Exhibit 31        NRG Power Marketing, Inc.
         Exhibit 32        First Midwest Auto Park
         Exhibit 33        United Power & Land
         Exhibit 34        Nuclear Management Company, LLC
         Exhibit 35        Energy Masters International, Inc.
         Exhibit 36        NRG Peaker Finance Company LLC

s.)      REGISTRATION STATEMENTS FILED DURING THE SECOND QUARTER
         None

         I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                          XCEL ENERGY INC.

                                          By:  /s/ Paul E. Pender
                                              -------------------------
                                                Paul E. Pender
                                                Treasurer

Dated:  August 29, 2002


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